

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Varandeep Grewal
Chief Executive Officer
Source Agriculture Corp.
3064 Silver Sage Drive, Suite 150
Carson City, NV 89701

> **Re: Source Agriculture Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 19, 2024**
> **File No. 024-12411**

Dear Varandeep Grewal:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed March 19, 2024

General

1. If applicable, please provide prior performance tables for programs with similar investment objectives as those set forth in the offering circular, as required by Item 8 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A.

2. We note your disclosure that you will offer shares via the website: www.sourceagriculture.com. Please disclose how your website meets the requirements of Rule 255(b) of Regulation A or revise your website. Also file your test the waters materials as an exhibit. See Item 17 of Part III of Form 1-A.

3.   We note your disclosure that the company will offer shares via the website
      http://invest.thefinancialstar.com/source-agriculture/lpa-en. Please disclose the
      relationship between the company and The Financial Star. Also disclose whether The
      Financial Star is a registered broker dealer and file any agreement between the company
      and The Financial Star as an exhibit.

<u>Exhibits</u>

4.   Please file an opinion of counsel that does not carve out Nevada law. For guidance, see
      section II.A.3.b of Staff Legal Bulletin 19 (CF) dated October 14, 2011.

      We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

      We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
of Regulation A requires you to file periodic and current reports, including a Form 1-K which
will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Real Estate & Construction

cc: Brian Geoghegan